# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: China Fund Inc/The, CIK 0000845379
CUSIP: 169373107
Title of class of securities: Equity
Address of issuer's principal executive offices: FOUR EMBARCADERO CENTER SUITE 550, SAN FRANCISCO, California (CA), 94111
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001207017-25-000035
Filed by CIK 0001207017

## Reporting persons
- Lazard Asset Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 616,975; shared voting power 0; sole dispositive power 616,975; shared dispositive power 0; aggregate amount beneficially owned 616,975 (6.4% of the class)

## Item 1. Issuer
Name of issuer: China Fund Inc/The
Address of issuer's principal executive offices: C/O MATTHEWS INTERNATIONAL CAPITAL MANAGEMENT, LLC, FOUR EMBARCADERO CENTER SUITE 550, SAN FRANCISCO, US-CA, 94111, US

## Item 2. Person Filing
Name of person filing: Lazard Asset Management LLC
Address of principal business office or, if none, residence: 30 Rockefeller Plaza, New York, 10112, NY, United States
Citizenship: NEW YORK

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 616,975
Percent of class: 6.4
Sole power to vote or to direct the vote: 616,975
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 616,975
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lazard Asset Management LLC: Mark Anderson, Managing Director, General Counsel (11/14/2025)